Exhibit 99.1

March 29, 2011

Ms. Susan Filipos

Magellan Petroleum Corporation

7 Custom House Street, 3rd Floor

Portland, Maine, 04101

Re:	Magellan Petroleum Corporation
Allen & Crouch Audit of the Nautilus
Reserve and Economic Evaluation of
Interests in the Poplar East Unit and
Poplar Northwest Field
Roosevelt County, MT

Dear Ms. Filipos:

In accordance with the request of Mr. Wayne Kahmeyer with Nautilus Poplar LLC (Nautilus), an engineering audit was performed on behalf of Magellan Petroleum Corporation (Magellan) to review the reserves and corresponding net present value of the working interests owned in the East Poplar Unit and the Poplar Northwest Field, Roosevelt County, MT. The reserves evaluation was prepared by Naing Aye with Nautilus Poplar LLC. The evaluation included proved developed producing (PDP) reserves attributable to currently producing wells, proved developed non producing (PDNP) reserves associated with pump upsizing and current zone stimulations, proved undeveloped (PUD) reserves associated with development of the Charles formation, probable undeveloped reserves (PRB) associated with development of the Tyler formation and possible reserves (POS) associated with development of the Nisku formation. The effective date of the evaluation is June 30, 2010. This evaluation was prepared using constant prices and costs and conforms to the U.S. Securities and Exchange Commission (SEC) guidelines and applicable financial accounting rules. All prices, costs and cash flow estimates are expressed in U.S. dollars (US$). The reserves and future net revenue are net to the combined interests of Magellan and Nautilus. We believe the assumptions, data, methods and procedures used in preparing this report are appropriate for the purpose of this report. Allen & Crouch has reviewed 100% of Magellan’s United States reserves. These reserves are all located in the state of Montana. These reserves represent 79% of Magellan’s total oil reserves worldwide.

Table 1 summarizes the estimates of the net reserves and future net revenues, as of June 30, 2010 for the Magellan evaluated properties. Unescalated prices and costs were used for all properties contained in this evaluation.

Table 1

Estimated Net Reserves and Future Net Revenue

Certain Proved, Probable and Possible Oil and Gas Interests

Magellan Petroleum Corporation

East Poplar Unit and NW Poplar Fields

As of June 30, 2010

	Proved			Total
	Producing Reserves	Non-Producing Reserves	Undeveloped Reserves	Proved Reserves	Probable Reserves	Possible Reserves
Remaining Net Reserves
Oil/Cond/Ngl - Bbls	1,745,700	769,310	6,963,270	9,478,280	1,784,140	2,941,900
Gas - MMscf	0	0	0	0	0	0
Income Data ($)
Future Net Revenue	115,635,120	50,959,400	461,247,000	627,841,520	118,181,850	194,871,470

Deductions
Operating Expense	55,838,890	14,830,650	80,315,070	150,984,610	20,235,510	21,132,810
Production Taxes	18,397,710	8,153,490	73,799,520	100,350,720	18,909,090	31,179,440
Investment	1,513,340	1,554,710	24,224,580	27,292,630	6,162,670	4,781,950

Future Net Cashflow	39,885,180	26,420,550	282,907,830	349,213,560	72,874,580	137,777,270

Discounted PV @ 10% ($)	15,785,880	8,051,820	115,092,170	138,929,870	19,340,900	68,287,480

Values in the tables of this report may not add up arithmetically due to the rounding procedure in the computer software program used to prepare the economic projections. All hydrocarbon liquids are reported as 42 gallon barrels.

Allen & Crouch Petroleum Engineers, Inc. is an independent petroleum engineering firm with respect to Magellan, as provided in the Society of Petroleum Engineers’, “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves”. Allen & Crouch neither owns an interest in any Magellan properties, nor is employed by them on a retainer or contingent basis.

Oil and gas reserves by definition fall into one of the following categories: proved, probable, and possible. The proved category is further divided into: developed and undeveloped. The developed reserve category is even further divided into the appropriate reserve status subcategories: producing and non-producing. Non-producing reserves include shut-in and behind-pipe reserves. The reserves included in this report include proved, probable and possible reserves. The reserves and income attributable to the various reserve categories included in this report have not been adjusted to reflect the varying degrees of risk associated with them.

Reserve estimates are strictly technical judgments. The accuracy of any reserve estimate is a function of the quality and the quantity of data available and of the engineering and geological interpretations. The reserve estimates presented in this report are believed reasonable; however, they are estimates only and should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify their revision. A portion of these reserves are for non-producing wells that lack sufficient production history to utilize conventional performance-based reserve estimates. In these cases, the reserves are based on volumetric estimates and recovery efficiencies along with analogies to similar producing areas. These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data. As additional production and pressure data becomes available, these estimates may be revised up or down. Actual future prices may vary significantly from the prices used in this evaluation; therefore, future hydrocarbon volumes recovered and the income received from these volumes may vary significantly from those estimated in this report. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

A portion of these reserves are for undeveloped acreage. Reserves for these cases are based on volumetric estimates and recovery efficiencies along with analogies to similar producing areas. These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data. As additional production and pressure data becomes available, these estimates may be revised up or down. The proved undeveloped (PUD) reserves are based upon developmental drilling in the Charles formation. The production forecast is based upon a typecurve of historical production from existing Charles wells in the area. The probable undeveloped (PRB) reserves are based upon development drilling in the Tyler formation. The production forecast is based upon Tyler production from the EPU #7 well. Probable reserves estimates are subject to an greater degree of uncertainty than proved reserves. The possible undeveloped (POS) reserves are based upon development drilling in the Nisku formation. The production forecast is based upon an analog of the nearby Tule Creek Field. Possible reserves estimates are subject to an even greater degree of uncertainty than proved and probable reserves. The appropriate combination of conventional decline curve analysis (DCA), production data analysis and type curves were used to estimate the remaining reserves in the various producing areas. Allen & Crouch has used all methods and procedures it considers necessary under the circumstances in the audit of these reserves evaluations.

All prices used in preparation of this report were based on twelve month unweighted arithmetic average of the first day of the month price for the period July 2009 through June 2010. The resulting oil price used was $66.24/Bbl. This price was adjusted for local differentials and gravity. As required by the SEC guidelines, all pricing was held constant for the life of the projects (no escalation).

Operating costs used in this report were based on values reported by Nautilus and reviewed by Allen & Crouch. Nautilus’s estimates for capital costs for all non-producing wells are included in the evaluation. Magellan and Nautilus have indicated to us that they have the ability and intent to implement their capital expenditure program as scheduled. Operating costs and capital costs were held constant for the life of the projects (no escalation).

Net revenue (sales) is defined as the total proceeds from the sale of oil, condensate, natural gas liquids (NGL), and gas adjusted for the commodity price basis differential and gathering/transportation expense. Future net income (cashflow) is future net revenue less net lease operating expenses, state severance or production taxes, operating/development capital expenses and net salvage. Future plugging, abandonment and salvage costs are considered in this report. No provisions for State or Federal income taxes have been made in this evaluation. The present worth (discounted cashflow) at various discount rates is calculated on a monthly basis.

In the conduct of our evaluation, we have not independently verified the accuracy and completeness of information and data furnished by Nautilus with respect to ownership, interests, costs of operation and development, product prices, payout balances and agreements relating to current and future operations and sales of production. If in the course of our examination something came to our attention which brought into question the validity or sufficiency of any of the information or data provided by Nautilus, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data.

Nautilus’ operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.

In our opinion, the above-described estimates of Magellan’s proved reserves and supporting data are, in the aggregate, reasonable and have been prepared in accordance with generally accepted Petroleum engineering and evaluation practices. There was no aggregate difference larger than 10%. It is also our opinion that the above-described estimates of Magellan’s proved reserves conform to the definitions of proved, probable and possible oil and gas reserves promulgated by the SEC.

All data used in this study were obtained from Nautilus or the non-confidential files of Allen & Crouch. A field inspection of the properties was not made in connection with the preparation of this report. The potential environmental liabilities attendant to ownership and/or operation of the properties have not been addressed in this report. Abandonment and clean-up costs and possible salvage value of the equipment were considered in this report.

Data and worksheets used in the preparation of this evaluation will be maintained in our files in Casper and will be available for inspection by anyone having proper authorization from Magellan.

Thank you for the opportunity to perform this audit. If you have any questions or require additional information regarding the evaluation, please don’t hesitate to call.

ALLEN & CROUCH PETROLEUM ENGINEERS, INC.

By:	/s/ Richard L. Vine, P.E.
Name:	Richard L. Vine
Title:	Petroleum Engineer